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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                              800America.com, Inc.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  28246N 10 2
      -------------------------------------------------------------------
                                (CUSIP Number)

                                December 5, 2001
      -------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [x] Rule 13d-1(b)     [x] Rule 13d-1(c)     [ ] Rule 13d-1(d)

CUSIP No. 28246N 10 2

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CUSIP No. 28246N 10 2           SCHEDULE 13G

1.   Name of Reporting Person

     Lazard Freres & Co. LLC

     I.R.S. Identification No. of Above Person (entities only)

     13-5545100

2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     New York

Number of Shares         5.   Sole Voting Power

 Beneficially                         0

 Owned by Each           6.   Shared Voting Power

Reporting Person              1,276,443

     With                7.   Sole Dispositive Power

                                      0

                         8.   Shared Dispositive Power

                              1,276,443

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,276,443

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

                                     7.4%

12.  Type of Reporting Person

     BD

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CUSIP No. 28246N 10 2           SCHEDULE 13G

1.   Names of Reporting Person

     Lazard Technology Partners LP

     I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares         5.   Sole Voting Power

 Beneficially                         0

 Owned by Each           6.   Shared Voting Power

Reporting Person              1,276,443

     With                7.   Sole Dispositive Power

                                      0

                         8.   Shared Dispositive Power

                              1,276,443

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,276,443

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instuctions)



11.  Percent of Class Represented by Amount in Row (9)

                                     7.4%

12.  Type of Reporting Person (See Instructions)

     PN

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CUSIP No. 28246N 10 2           SCHEDULE 13G

1.   Name of Reporting Person

     Lazard Technology Partners II LP

     I.R.S. Identification No. of Above Person (entities only)

     52-2230283

2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares         5.   Sole Voting Power

 Beneficially                         0

 Owned by Each           6.   Shared Voting Power

Reporting Person              1,276,443

     With                7.   Sole Dispositive Power

                                      0

                         8.   Shared Dispositive Power

                              1,276,443

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,276,443

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

                                     7.4%

12.  Type of Reporting Person

     PN

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CUSIP No. 28246N 10 2           SCHEDULE 13G

1.   Name of Reporting Person

     Lazard Technology Investors (1999) LLC

     I.R.S. Identification No. of Above Person (entities only)



2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares         5.   Sole Voting Power

 Beneficially                         0

 Owned by Each           6.   Shared Voting Power

Reporting Person              1,276,443

     With                7.   Sole Dispositive Power

                                      0

                         8.   Shared Dispositive Power

                              1,276,443

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,276,443

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

                                     7.4%

12.  Type of Reporting Person

     OO
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CUSIP No. 28246N 10 2           SCHEDULE 13G

1.   Name of Reporting Person

     Lazard Technology Partners LLC

     I.R.S. Identification No. of Above Person (entities only)



2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares         5.   Sole Voting Power

 Beneficially                         0

 Owned by Each           6.   Shared Voting Power

Reporting Person              1,276,443

     With                7.   Sole Dispositive Power

                                      0

                         8.   Shared Dispositive Power

                              1,276,443

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,276,443

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

                                     7.4%

12.  Type of Reporting Person

     OO

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         This Schedule 13G (the "Schedule 13G") is filed by Lazard Freres & Co.
LLC, Lazard Technology Partners LP, Lazard Technology Partners LLC, Lazard Technology Investors (1999) LLC and Lazard Technology Partners II LP to disclose the acquisition of more than five percent of the common stock, $0.001 par value per share, (the "Common Stock") of 800America.com, Inc. (the "Issuer"). The Common Stock is registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory.

Item 1.

         (a)      The name of the Issuer is 800America.com, Inc.

         (b) The principal executive offices of the Issuer are located at 1929 So. 21st Avenue, Nashville, Tennessee 37212.

Item 2.

         (a)      Lazard Freres & Co. LLC
         (b)      30 Rockefeller Plaza, New York, New York 10020
         (c)      New York Limited Liability Company
         (d)      Common Stock, $0.001 par value per share
         (e)      CUSIP Number: 28246N 10 2

         (a)      Lazard Technology Partners LP and Lazard Technology Partners
                  II LP
         (b)      30 Rockefeller Plaza, New York, New York 10020
         (c)      Delaware Limited Partnerships
         (d)      Common Stock, $0.001 par value per share
         (e)      CUSIP Number: 28246N 10 2

         (a)      Lazard Technology Partners LLC and Lazard Technology Investors
                  (1999) LLC

         (b)      30 Rockefeller Plaza, New York, New York 10020
         (c)      Delaware Limited Liability Companies
         (d)      Common Stock, $0.001 par value per share
         (e)      CUSIP Number: 28246N 10 2

Item     3.

         (a)      Lazard Freres & Co. LLC is a broker-dealer registered under
                  Section 15 of the Exchange Act.
         (b) Lazard Technology Partners LP, Lazard Technology Partners LLC, Lazard Technology Investors (1999) LLC and Lazard Technology Partners II LP (collectively, the "LTP Entities") are filing pursuant to Rule 13d-1(c): (i) the LTP Entitles have not acquired the securities of the Issuer with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b); (ii) the LTP Entities are not persons reporting pursuant to paragraph (b)(1) of Rule 13d-1; (iii) the LTP Entities are not directly or indirectly the beneficial owners of 20 percent or more of the Common Stock.


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Item 4.

         The following information is common to all reporting persons.

         (a)      Amount Beneficially Owned: 1,276,443
         (b)      Percent of Class: 7.4
         (c)      Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote-none
                  (ii)     shared power to vote or to direct the vote-1,276,443
                  (iii) sole power to dispose or to direct the disposition of-none
                  (iv) shared power to dispose or to direct the disposition of-1,276,443

Item 5.

         Not applicable.

Item 6.

         Not applicable.

Item 7.

         Not applicable.

Item 8.

         Not applicable.

Item 9.

         Not applicable.

Item 10.

         (a) For Lazard Freres & Co. LLC-By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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         (b)      For the LTP Entities-By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 2001

Lazard Freres & Co. LLC                          Lazard Technology Partners LP
                                                 By LTP Technology LLC,
                                                 its general partner

By: /s/ Donald E. Klein                          By: /s/ R.E. Planitzer
   ------------------------------------------       ----------------------------
    Donald E. Klein                                  Russell Planitzer
    Vice President                                   Managing Member

Lazard Technology Partners LLC                   Lazard Technology Investors
                                                 (1999) LLC
By Lazard Technology Management LLC,             By Lazard Technology Management
its Managing Member                              its Managing Member
By Lazard Freres & Co. LLC                       By Lazard Freres & Co. LLC
its Managing Member                              its Managing Member


By: /s/ R.E. Planitzer                           By: /s/ R.E. Planitzer
   ------------------------------------------       ----------------------------
    Russell Planitzer, Managing Director             Russell Planitzer,
                                                     Managing Director

                        Lazard Technology Partners II LP
                          By Lazard Technology Management LLC,
                          its general partner
                          By Lazard Freres & Co. LLC,
                          Its Managing Member

                          By: /s/ R.E. Planitzer
                             -------------------------------------
                              Russell Planitzer, Managing Director


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                     JOINT ACQUISITION STATEMENT PURSUANT TO
                                 RULE 13d-1(k)

The undersigned hereby agree that this document shall be filed on behalf of each of them.

Lazard Freres & Co. LLC                          Lazard Technology Partners LP
                                                 By LTP Technology LLC,
                                                 its general partner

By: /s/ Donald E. Klein                          By: /s/ R.E. Planitzer
   ------------------------------------------       ----------------------------
    Donald E. Klein                                  Russell Planitzer
    Vice President                                   Managing Member

Lazard Technology Partners LLC                   Lazard Technology Investors
                                                 (1999) LLC
By Lazard Technology Management LLC,             By Lazard Technology Management
its Managing Member                              its Managing Member
By Lazard Freres & Co. LLC                       By Lazard Freres & Co. LLC
its Managing Member                              its Managing Member


By: /s/ R.E. Planitzer                           By: /s/ R.E. Planitzer
   ------------------------------------------       ----------------------------
    Russell Planitzer, Managing Director             Russell Planitzer,
                                                     Managing Director

                        Lazard Technology Partners II LP
                          By Lazard Technology Management LLC,
                          its general partner
                          By Lazard Freres & Co. LLC,
                          Its Managing Member

                          By: /s/ R.E. Planitzer
                             -------------------------------------
                              Russell Planitzer, Managing Director